NEWS RELEASE

Crosshair Defines Priority Drill Targets
On CMB Uranium Project, Labrador

Dated: January 31, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to provide the following update on the Company’s 2007 field exploration program on its Central Mineral Belt (CMB) Uranium Project in Labrador. Crosshair’s goal in 2008 is not only to advance the C Zone and the already known deposits through definition and growth, but also to drill test new targets that have been identified and prioritized over the last few field seasons.

Crosshair completed extensive property-wide surveys including lake sediment sampling, Alpha Track, till geochemistry and geological mapping over key areas of the Project, in an effort to identify, prioritize and advance targets to the drill ready stage for 2008. An airborne EM survey was also carried out over much of the Project and additional ground geophysical surveys were completed to define priority targets along the Armstrong – C Zone – B Zone corridor.

Airborne EM

In March-April 2007, Crosshair completed an airborne EM (HeliGeoTEM) survey covering 4,770 line kilometers on the CMB Project. The survey, flown by Fugro Airborne Surveys over two main blocks covering the central and northern portions of the Project, was completed in order to identify conductors associated with unconformity and/or shear hosted type, as well as IOCG (Iron Oxide Copper Gold) style uranium mineralization.

Detailed interpretation of the data was performed by Condor Consulting Inc., who identified ten “Priority 1” targets, as well as several lower order targets in the survey area. Several of the “Priority 1” targets identified along the Armstrong – C Zone – B Zone corridor are priority drill targets for unconformity and IOCG mineralization and will be tested during Crosshair’s 2008 winter program, now underway.

The survey also identified several priority targets that are potentially associated with shear zones within the Sylvia Lake Formation on the southern portion of the Project. Such targets may represent mineralization akin to the Michelin Deposit currently being worked by Aurora Energy Resources. Favourable targets were also identified near the Blue Star – Moran Heights region in the northern part of the Project. These targets will be brought to the drill ready stage as part of an intensive field program being planned for the summer of 2008.

Ground Geophysics

Additional ground geophysics, including gravity, IP/resistivity, and horizontal loop EM (HLEM) surveys were performed in 2007 along the Armstrong – C Zone – B Zone corridor. Mineralization in this portion of the property exhibits many similarities to IOCG deposits such as Australia’s Olympic Dam deposit, which represents one of the world’s largest resources of uranium and copper. Detailed interpretation from all of the survey data has identified several priority targets along the Armstrong – C Zone – B Zone mineralized corridor. In late January 2008, Crosshair will activate a third rig on the CMB Uranium Project capable of deep drilling in order to test several of the targets for IOCG type mineralization.

Lake Sediment Survey

During 2007, Crosshair carried out a property-wide lake sediment geochemistry survey designed to identify anomalous areas for follow-up ground work in 2008. A total of 976 samples were collected, and several anomalous areas were identified. In the northern portion of the property, a broad anomaly was identified that encompasses the Blue Star – Moran Heights area, and several anomalous zones were identified northward from Area 51.

In the southern portion of the property, numerous target areas have been identified. A large number of the targets are spatially associated with prominent structural features. The results from the lake sediment survey have provided better definition and more discrete anomalies for follow-up in this area of high background radioactivity.

One of the lake sediment anomalies in the southernmost portion of the property defines a northeasterly trending broad zone along strike from the Stormy Lake (on contiguous claims owned by Aurora Energy) and Boundary Lake uranium showings. Anomalous lake sediment uranium values have also been identified 5 km to the northwest along the northeast trending contact between the Bruce River Group and intrusive rocks of the Trans Labrador batholith.

Other significant lake sediment anomalies have been identified near Lasby Lake in the east-central portion of the property, as well as along a 10 km long, east-northeast trending structure near Camel Lake in the west-central portion of the property, and several other zones associated with structures near Madsen Lake. All anomalies will be further investigated during Crosshair’s 2008 summer program.

Alpha Track and Mapping

Crosshair carried out pilot Alpha Track surveys in several areas of the CMB Project during 2007. Alpha Track surveys are used to detect radon gas resulting from the natural decay of uranium and are an effective way of identifying overburden-concealed uranium mineralization that may not be detectable from other methods, such as airborne radiometric surveys. A total of 876 Alpha Track detectors were used for surveys at Blue Star, Moran Heights, Madsen, Croteau, as well as select targets along the Armstrong – C Zone – B Zone corridor. In conjunction with the Alpha Track surveys, a total of 625 glacial till samples were also collected. These results have been incorporated into the current database and will be used to help guide the 2008 exploration program.

Additional information and maps for priority target areas on the CMB Uranium Property can be found on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

Crosshair recently announced the start of its planned 13,000 metre 2008 winter drilling campaign on the CMB Uranium Project, where a third rig will be activated shortly. During the summer, Crosshair will conduct an aggressive exploration program that will include extensive ground work to advance several of the priority targets identified in 2007 to the drill ready stage. Crosshair will also continue to define and expand the current 43-101 compliant resource at the C Zone, while also continuing to drill test and expand other priority targets, including Area 1 and the B Zone, with the goal of bringing them into the indicated and inferred resource categories.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is potentially host to three types of uranium mineralization - Iron Oxide Copper Gold (IOCG -Olympic Dam), structurally controlled/shear zone and unconformity.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

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